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SEC FILE NUMBER
8- 33222

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delta Equity Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St.
(No. and Street)

Bolton	MA.	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes (978) 779-5361 Ext 220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli & Jarek LLC.
(Name — if individual, state last, first, middle name)

5 North Road	Chelmsford	MA.	01824
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Eugene F. Hayes Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Equity Services Corp., as of December, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Fin. & Opp. Principal

Title

Notary Public

Comm expires: 7/17/2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAIL
PROCESSING
RECEIVED
FEB 2 8 2002
WASH. D.C.
365
SECTION

DELTA EQUITY SERVICES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Paolilli & Jarek, LLC
CERTIFIED PUBLIC ACCOUNTANTS

DELTA EQUITY SERVICES CORPORATION

INDEX

	Page
Independent Auditors' Report	1 - 2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 15
Supplementary Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	16
Reconciliation of Net Capital with Computation in Part IIA of Form X-17A-5	17
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	18 - 20

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Tel. (978) 250-9961
Fax (978) 250-1545

www.pjcpa.com

5 North Road
Chelmsford, MA 01824

Independent Auditors' Report

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheets of DELTA EQUITY SERVICES CORPORATION, as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELTA EQUITY SERVICES CORPORATION as of December 31, 2001 and 2000, and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paolilli & Jarek, LLC
Certified Public Accountants

Chelmsford, Massachusetts
February 13, 2002


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

DELTA EQUITY SERVICES CORPORATION

BALANCE SHEETS
As of December 31, 2001 and 2000

	2001	2000
Assets:		
Current Assets:		
Cash and cash equivalents	$ 317,938	$ 335,913
Marketable securities	21,794	21,648
Receivables from clearing brokers	419,939	409,206
Receivables from others	61,064	70,522
Deferred charges	14,565	259
Total Current Assets	835,300	837,548
Fixed assets, net	4,372	9,695
Cash - deposit	50,468	57,995
Other investments	127,100	127,100
Total Assets	$ 1,017,240	$ 1,032,338
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 261,374	$ 233,325
Accounts payable - related party	32,862	0
Commissions payable - registered representatives	413,395	475,625
Commissions payable - related party	4,165	8,836
Accrued income taxes	8,144	12,459
Total Current Liabilities	719,940	730,245
Liabilities subordinated to claims of general creditors	122,000	110,000
Stockholder's Equity:		
Common stock, no par value; 1,250 shares authorized; 1,046 issued	10,236	10,236
Retained earnings	172,293	189,086
Treasury stock, 250 shares, at cost	(7,229)	(7,229)
Total Stockholder's Equity	175,300	192,093
Total Liabilities and Stockholder's Equity	$ 1,017,240	$ 1,032,338

Paolilli & Jarek, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 6,685,355	$ 10,676,582
Other	20,652	53,192
	6,706,007	10,729,774
Expenses:		
Commissions and clearing costs	4,976,261	7,884,208
Commissions - related parties	99,278	264,931
	5,075,539	8,149,139
Other operating expenses	402,558	883,889
Other operating expenses - related party	1,004,605	1,296,208
	1,407,163	2,180,097
Communications	104,365	108,155
Occupancy - related party	102,000	102,000
Occupancy and equipment rental	9,116	8,144
Depreciation	5,323	3,886
Interest	12,350	13,894
	233,154	236,079
Income (Loss) before income taxes	(9,849)	164,459
Provision for income taxes	6,944	44,239
Net Income (Loss)	$ (16,793)	$ 120,220


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2001 and 2000

	Common Stock			Treasury Stock		Total
	Number of Shares	Issued Amount	Retained Earnings	Shares	At Cost	Stockholder's Equity
Balance, December 31, 1999	1,046	10,236	68,866	250	(7,229)	71,873
Net Income	-	-	120,220	-	-	120,220
Balance, December 31, 2000	1,046	10,236	189,086	250	(7,229)	192,093
Net Loss	-	-	(16,793)	-	-	(16,793)
Balance, December 31, 2001	1,046	$ 10,236	$ 172,293	250	$ (7,229)	$ 175,300

Paolilli & Jarek, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Subordinated liabilities at January 1,	$ 110,000	$ 98,000
Increases:		
Capitalization of interest on note	12,000	12,000
Decreases:		
Repayment of interest on note	0	0
Subordinated liabilities at December 31,	$ 122,000	$ 110,000

Paolilli & Jarek, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (16,793)	$ 120,220
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	5,323	3,886
Interest accrued on subordinated liability	12,000	12,000
Increase in investments	(146)	(142,419)
(Increase) decrease in accounts receivable	(1,275)	369,087
(Increase) decrease in deferred charges	(14,306)	28,379
(Increase) decrease in cash - deposit	7,527	(3,275)
Decrease in deposits	0	1,494
Increase (decrease) in accounts payable and accrued expenses	(10,305)	(378,056)
Net Adjustments	(1,182)	(108,904)
Net Cash Provided by Operations	(17,975)	11,316
Cash Flows from Investing Activities:		
Purchase of fixed assets	0	(8,486)
Net Increase (Decrease) in Cash and Cash Equivalents	(17,975)	2,830
Cash and cash equivalents - January 1,	335,913	$ 333,083
Cash and cash equivalents - December 31,	$ 317,938	$ 335,913
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 350	$ 1,893
Income taxes paid	$ 11,259	$ 32,956

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Delta Equity Services Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered Broker and Dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered representatives. The Company offers services in stocks, bonds, and mutual funds to retail clients. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Concentration of Credit Risk
The Company maintains a cash balance at a Bolton, MA bank, and at December 31, 2001, that balance was $175,897. The balance was fully insured by the Federal Deposit Insurance Corporation.

Management Fees
The Company pays monthly management fees to Andover Capital Corporation, a related corporation wholly-owned by Raymond L. Grenier, the president and sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 10). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Andover Capital Corporation in connection with the Company's broker and dealer business, shall include 100% of the Company's first $50,000 in pre-tax profits, 50% of its pre-tax profits between $50,000 and $200,000, and 25% of any pre-tax profits over $200,000.

Note 1. Summary of Significant Accounting Policies - continued

Allowance for Doubtful Accounts

A valuation allowance for potential bad debts was not considered necessary at December 31, 2001 or at December 31, 2000.

Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the Company computes its future income tax payments, using current tax rates, on temporary differences resulting from the different periods in which events are recognized in the financial statements and in the income tax returns. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when tax rates or other provisions of the income tax laws change. The Company provides for income taxes based upon pre-tax earnings at applicable Federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the years ended December 31, 2001 and 2000.

Depreciation

Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2001, and at December 31, 2000, were comprised entirely of computer and office equipment with estimated useful lives of three years (See Fixed Assets, Note 5).

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Marketable Securities

Investments in marketable securities made by the Company are classified as held for trading. The following summarizes pertinent information about those securities:

Cost basis	$ 20,870
Gross unrealized holding gains included in earnings during 2001	924
Aggregate fair value	$ 21,794

Note 3. Receivables from Clearing Brokers

The balance shown as receivables from clearing brokers comprises amounts due for commissions and fees earned for services related to the trading of customer securities. At December 31, 2001 and 2000, $420,000 and $409,000, respectively, was due from U.S. Clearing Corp.

Note 4. Receivables from Others

These amounts are comprised of balances due from mutual fund transactions, order flow, and from registered representatives as follows:

	2001	2000
Mutual fund commissions	$ 51,800	$ 48,900
Order flow rebates	-0-	12,139
Registered representatives	9,264	9,483
	$ 61,064	$ 70,522

Note 5. Fixed Assets

The Company's fixed assets consisted of:

	2001	2000
Computer and office equipment	$ 60,856	$ 60,856
Less accumulated depreciation	(56,484)	(51,161)
Fixed assets, net	$ 4,372	$ 9,695

Note 6. Cash - Deposit

This account represents a security deposit in an original amount of $50,000 required by U.S. Clearing Corp. as part of an agreement that requires the Company to introduce all of its accounts through U.S. Clearing. The Company agrees to maintain the good faith deposit, to maintain a minimum of $100,000 in Net Capital, and to maintain a Broker's Blanket Bond in the amount of $250,000. Interest earned on such deposit can be drawn upon by the Company.

Note 7. Other Investments

At December 31, 2001, other investments consisted of the following:

	Cost
300 warrants to purchase common stock of The NASDAQ Stock Market, Inc., purchased in April 2001	$ 3,300
4,200 additional warrants, purchased in December 2001	58,800
5,000 shares of common stock of The NASDAQ Stock Market, Inc. purchased in December 2001	65,000
Total Other Investments	$ 127,100

The above securities were made available to the Company in a private placement offering made by National Association of Securities Dealers, Inc. to its member firms. The warrants to purchase shares of stock are exercisable at various dates beginning on June 28, 2002. These securities are not readily tradable. Management estimates that the fair market values of these securities at December 31, 2001, approximate their cost.


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Note 8. Liabilities Subordinated To Claims of General Creditors

The borrowings under subordination agreements are as follows:

Subordination Loan Agreement between Raymond L. Grenier and the Company, dated December 26, 1995, payable with interest, at an interest rate of 17.2% per annum, on December 31, 2003.	$ 122,000

The above subordinated borrowing is covered by an agreement approved by The National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2001 and 2000, had net capital of $126,491 and $131,223, respectively, which was $78,495 and $82,540 in excess of its required net capital. At these levels of net capital, the Company's broker dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 10. Related Party Transactions

The Company incurred approximately $99,000 and $265,000 in commission expenses during 2001 and 2000, respectively, to Raymond L. Grenier (a related party).


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Note 10. Related Party Transactions - contined

In addition, the Company shares facilities, equipment, and operational resources with Andover Capital Corporation, a related entity wholly owned by Raymond L. Grenier. Supervisory and overhead costs incurred under this arrangement totaled approximately $1,005,000 and $1,296,000 for the years ended December 31, 2001 and 2000, respectively.

The Company leases office space at 579 Main Street, Bolton, MA, from 579 Main Street Realty Trust, a trust in which a related party has a beneficial interest. The property is, under an operating lease, the main headquarters of the Company.

Monthly rentals of the 579 Main Street property, beginning June 1998, are $8,500. Rent expense, for each of the years ended December 31, 2001 and 2000, was $102,000.

Note 11. Contingent Liabilities

The Company is contingently liable to indemnify U.S. Clearing for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin accounts and short positions in customers' accounts averaged approximately $5,627,000 at December 31, 2001.

Note 12. Income Taxes

The components of income tax expense, for the years ended December 31, 2001 and 2000, are as follows:

	2001	2000
Federal	$ 5,041	$ 30,362
State	1,903	13,877
Total income taxes	$ 6,944	$ 44,239


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Note 13. Economic Dependency

As part of an agreement with U.S. Clearing Corp. (see Note 6), the Company introduces all of its accounts through U.S. Clearing. Thus, in 2001 and 2000, the Company cleared all its customers' general securities transactions through U.S. Clearing.

Note 14. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2001) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 15. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 174-4, as are customarily made by a clearing broker or dealer.

Note 16. Business Concentrations

The Company has approximately 57 registered representative affiliations. Six of those representatives were responsible for approximately 58% of the Company's commission volume during the year ended December 31, 2001. During 2000, the six highest volume-producing representatives accounted for approximately 54% of the Company's commissions.

Note 17. Claims and Contingencies

Between May 1998 and December 1999, the Company was named as a defendant or potentially liable party in approximately 26 cases in state and federal courts in the State of Ohio, 10 cases in state courts in the State of Maryland, four NASD arbitrations, and assorted other cases and claims not yet in litigation around the country (hereinafter, Delta Claims).


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Note 17. Claims and Contingencies - continued

Parties in the Delta Claims alleged that certain Company registered representatives and other individuals and entities (hereinafter, Primary Defendants) engaged in, among other things, securities fraud, common law fraud, breach of contract and breach of fiduciary duty. The Company was allegedly liable for the acts of the Primary Defendants on the grounds of, *inter alia*, respondeat superior and negligent failure to supervise.

On May 26, 1999, American International Services Lines Insurance Group (AISLIC) filed an Action in the Nature of Interpleader to resolve, among other things, the multiple and conflicting claims of the Company and its officers, directors, employees, and registered representatives under the AISLIC insurance policy held by the Company. The Interpleader Action was filed in the United States District Court for the Northern District of Ohio (the Court).

On February 18, 2000, the Company, among others, entered into a Settlement with AISLIC and all persons and entities who were offered or sold securities or other financial products by the Primary Defendants, or have been provided any financial or brokerage services by the Primary Defendants, during the period from June 1, 1994 through December 1, 1999. The Settlement provides a release to the Company from all Claims resulting from, or in any way involving, the actions of the Primary Defendants during the period June 1, 1994 through December 1, 1999, including the Delta Claims referenced above. The Settlement was effectuated as a Settlement Class Action in the Interpleader Action. The Court issued an Order of Final Approval and Final Judgement of Dismissal on June 9, 2000.

Note 18. Regulatory Actions

The activities described in Note 17 above prompted certain regulatory actions against the Company. The Company reached a settlement agreement with the United States Securities and Exchange Commission in which the Company will pay a $45,000 civil monetary penalty. As part of an agreement with the Maryland Securities Commissioner in connection with the activities described in note 17, the Company agreed to withdraw its registration in Maryland for a period of at least three years and to disgorge fees totaling $41,000.


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

DELTA EQUITY SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

COMPUTATION OF NET CAPITAL

Stockholder's Equity		$ 175,300
Less: Non-allowable assets:		
Unsecured accounts receivable	$ 16,480	
Other investments	127,100	
Fixed assets, net	4,372	
Deferred charges	14,565	
		(162,517)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		122,000
Tentative net capital		134,783
Less: Haircuts on Other Securities		(8,292)
Net Capital		$ 126,491

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 302,380
Commissions payable	413,395
Commissions - related party	4,165
Total Aggregate Indebtedness	$ 719,940

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 47,996
Excess Net Capital	$ 78,495
Ratio: Aggregate indebtedness to net capital	5.69

Paolilli & Jarek, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 133,077
Net audit adjustments	(6,586)
Net Capital per above	$ 126,491

Paolilli & Jarek, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Tel. (978) 250-9961
Fax (978) 250-1545

www.pjcpa.com

5 North Road
Chelmsford, MA 01824

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of DELTA EQUITY SERVICES CORPORATION for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Paolilli & Jarek, LLC
Certified Public Accountants

Chelmsford, Massachusetts
February 13, 2002


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS